GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

03 FEB -6 AM 7: 21

January 24, 2003



03003665

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

cc: Quebec Securities Commission

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

January 24, 2003

Golden Hope Mines Limited is pleased to announce that it has closed the private placement announced on January 15, 2003. The placement consists of the purchase of 2,000,000 common shares of the Company, at a price of $0.10 per share, with warrants attached to purchase an additional 2,000,000 common shares, at a price of $0.10 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The shares are subject to a hold period expiring January 15, 2004.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.